Consolidated Financial Statements

For the years ended December 31, 2024 and 2023
(expressed in thousands of United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Aris Mining Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aris Mining Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for the classification of liabilities as current or non-current as of January 1, 2023 due to the adoption of amendments to IAS 1, Presentation of Financial Statements, and included the presentation of the consolidated statement of financial position as of January 1, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2010.

Vancouver, Canada
March 12, 2025

Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Notes	December 31, 2024	December 31, 2023	January 1, 2023
			(Restated - Note 3)	(Restated - Note 3)
ASSETS
Current
Cash and cash equivalents		$252,535	$194,622	$299,461
Gold in trust	10c	1,704	1,704	907
Trade and other receivables	16b	47,232	49,269	48,526
Inventories	6	45,679	38,864	26,633
Prepaid expenses and deposits		3,633	4,641	2,674
		350,783	289,100	378,201
Non-current
Cash in trust		3,072	1,612	1,110
Mining interests, plant and equipment	8	1,627,810	943,453	749,146
Investments in associates	7	180	108,780	113,527
Other financial assets	7b	12,624	9,756	—
Other long-term assets	16b	35	170	136
Total assets		$1,994,504	$1,352,871	$1,242,120
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$76,249	$69,348	$47,282
Income tax payable		18,268	6,285	25,765
Note payable	7a	—	—	51,504
Current portion of long-term debt	10	22,132	36,826	28,706
Warrant liabilities	13c	8,886	26,606	21,794
Current portion of deferred revenue	12	4,354	1,163	1,606
Current portion of provisions	11	2,979	2,950	1,153
Current portion of lease obligations		1,650	2,015	2,415
		134,518	145,193	180,225
Non-current
Long-term debt	10	494,102	341,005	349,728
Deferred revenue	12	194,025	147,383	143,052
Provisions	11	28,822	30,378	20,963
Deferred income taxes	15	55,011	60,364	48,255
Lease obligations		2,689	3,080	3,710
Other long-term liabilities	13g	2,230	813	292
Total liabilities		911,397	728,216	746,225
Equity
Share capital	13a	935,917	719,806	715,035
Share purchase warrants	13d	4,491	9,708	10,183
Contributed surplus		209,469	181,758	180,674
Accumulated other comprehensive loss		(160,450)	(71,179)	(183,140)
Retained deficit		(190,856)	(215,438)	(226,857)
Equity attributable to owners of the Company		798,571	624,655	495,895
Non-controlling interest	14	$284,536	$—	$—
Total equity		1,083,107	624,655	495,895
Total liabilities and equity		$1,994,504	$1,352,871	$1,242,120

Commitments and contingencies	Note 11d,16c

Approved by the Board of Directors and authorized for issue on March 12, 2025:

"Neil Woodyer" (signed)	Director	"David Garofalo" (signed)	Director
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Income (Loss) (Expressed in thousands of US dollars, except share and per share amounts)

		Year-ended December 31,
	Notes	2024	2023

Revenue	17	$510,604	$447,674

Cost of sales	18	(314,759)	(261,766)
Depreciation and depletion		(34,150)	(34,944)
Social contributions		(14,433)	(10,157)

Income from mining operations		147,262	140,807

General and administrative costs		(18,306)	(17,842)
Derecognition of investment in associate	7b	—	(10,559)
Income (loss) from investments in associates	7	(2,884)	59
Share-based compensation	13h	(5,265)	(5,111)
Other income (expense)		(3,369)	1,473

Income from operations		117,438	108,827

Gain (loss) on financial instruments	20	(16,167)	(13,078)
Finance income		6,894	10,783
Finance costs	19	(40,957)	(29,156)
Foreign exchange gain (loss)		12,122	(18,550)

Income before income tax		79,330	58,826

Income tax (expense) recovery
Current	15	(53,577)	(49,226)
Deferred	15	(2,462)	1,819

Net income		$23,291	$11,419

Net income (loss) attributable to:
Owners of the Company		24,582	11,419
Non-controlling interest	14	(1,291)	—
		$23,291	$11,419

Earnings per share attributable to owners of the Company – basic	13i	$0.16	$0.08

Weighted average number of outstanding common shares – basic		157,727,394	136,735,317

Earnings per share attributable to owners of the Company - diluted	13i	$0.14	$0.08

Weighted average number of outstanding common shares – diluted		158,691,279	137,062,505

See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands on US dollars)

		Year-ended December 31,
	Notes	2024	2023

Net income		$23,291	$11,419

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	10d	103	301
Actuarial gain (loss) on health plan obligation ($nil tax effect)	11c	(204)	(215)
Unrealized gain on Gold Notes due to changes in credit risk (net of tax effect) ⁽¹⁾	10c	1,356	3,987

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income (loss) ($nil tax effect)	7b	—	600
Reclassification of OCI to net earnings due to Denarius dilution and derecognition ($nil tax effect)	7b	—	2,417
Foreign currency translation adjustment (net of tax effect)		(90,526)	104,871

Other comprehensive income (loss)		(89,271)	111,961

Comprehensive income (loss)		$(65,980)	$123,380

Comprehensive income (loss) attributable to:
Owners of the Company		(64,689)	123,380
Non-controlling interest		(1,291)	—
		$(65,980)	$123,380
(1)The tax effect of the unrealized gain on Gold Notes due to changes in credit risk for the year-ended December 31, 2024, was an expense of $506 (2023 - expense of $1,410) (Note 15).
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Equity (Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings (deficit)	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Year-ended December 31, 2024	Notes	Number	Amount
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655	$—	$624,655
Exercise of options	13b,e	2,779,903	9,670	—	(1,479)	—	—	8,191	—	8,191
Exercise of warrants	13b,c,d	11,524,237	42,548	(5,217)	—	—	—	37,331	—	37,331
Stock-based compensation	13h	—	—	—	2,285	—	—	2,285	—	2,285
Conversion of convertible debenture	10d	3,410,526	11,920	—	—	—	—	11,920	—	11,920
Acquisition of Soto Norte Project	5, 13b	15,750,000	151,973	—	28,947	—	—	180,920	283,785	464,705
Non-reciprocal contributions to Soto Norte Project		—	—	—	(2,042)	—	—	(2,042)	2,042	—
Comprehensive earnings (loss)		—	—	—	—	(89,271)	24,582	(64,689)	(1,291)	(65,980)
At December 31, 2024		171,034,256	$935,917	$4,491	$209,469	$(160,450)	$(190,856)	$798,571	$284,536	$1,083,107

	Notes	Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings (deficit)	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Year-ended December 31, 2023
		Number	Amount
At December 31, 2022		136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(226,857)	$495,895	$—	$495,895
Exercise of options	13e	528,241	1,679	—	(391)	—	—	1,288	—	1,288
Exercise of warrants	13c,d	983,688	3,092	(475)	—	—	—	2,617	—	2,617
Stock based compensation		—	—	—	1,475	—	—	1,475	—	1,475
Comprehensive earnings		—	—	—	—	111,961	11,419	123,380	—	123,380
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655	$—	$624,655
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

		Year-ended December 31,
	Notes	2024	2023
Operating Activities
Net income		$23,291	$11,419
Adjusted for the following items:
Depreciation		34,076	36,512
Loss (income) from investments in associates	7	2,884	(59)
Materials and supplies inventory provision		1,190	1,401
Share-based compensation	13h	5,265	5,111
Finance costs	19	40,957	29,156
Derecognition of Investment in associate	7b	—	10,559
Loss (gain) on financial instruments	20	16,167	13,078
Amortization of deferred revenue and cumulative catch-up	12a	(3,931)	(3,930)
Unrealized foreign exchange loss (gain)		(14,853)	15,523
Income tax expense	15	56,039	47,407
Other		2,473	28
Payment of PSUs and DSUs	13f,g	(2,245)	(47)
Precious metal stream deposit received	12a	40,016	—
Settlement of provisions	11	(1,345)	(780)
Increase in cash in trust		(1,673)	(327)
Changes in non-cash operating working capital items	21	(18,720)	(7,919)
Operating cash flows before taxes		179,591	157,132
Income taxes paid		(38,354)	(52,433)
Net cash provided by operating activities		141,237	104,699
Investing Activities
Additions to mining interests, plant and equipment	8	(181,449)	(113,716)
Acquisition of 20% interest in Soto Norte	7a	—	(50,000)
Contributions to investment in associates	7a	(2,647)	(5,105)
Purchase of Denarius shares and subscription receipts	7b	—	(1,122)
Purchase of Denarius Debenture	7b	—	(3,603)
Increase in cash acquired with Soto Norte Acquisition	5	5,251	—
Acquisition costs and project funding	5	(6,085)	—
Capitalized interest paid (net)		(13,839)	(6,732)
Net cash used in investing activities		(198,769)	(180,278)
Financing Activities
Repayment of Gold Notes	10c	(14,778)	(7,388)
Repayment of Senior Notes 2026	10a	(305,157)	—
Net proceeds from Senior Notes 2029	10b	441,294	—
Payment of lease obligations		(2,451)	(2,982)
Interest paid		(26,527)	(25,145)
Repayment of convertible debenture	10d	(1,325)	—
Increase in gold trust account		—	(769)
Proceeds from exercise of stock options and warrants		30,234	2,956
Net cash provided by (used in) financing activities		121,290	(33,328)
Impact of foreign exchange rate changes on cash and equivalents		(5,845)	4,068
Increase (decrease) in cash and cash equivalents		57,913	(104,839)
Cash and cash equivalents, beginning of period		194,622	299,461
Cash and cash equivalents, end of period		$252,535	$194,622
See accompanying notes to the Consolidated Financial Statements.
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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ARIS” and on the NYSE American LLC (“NYSE American”) under the symbol “ARMN”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. On June 28, 2024, the Company increased its interest in the Soto Norte Project located within Colombia from 20% to 51% (Note 5). Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.
2.    Basis of Presentation
These consolidated financial statements, as approved by the Company’s Board of Directors on March 12, 2025, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future. Certain comparative figures have been reclassified to conform with the current year’s presentation.
3.    Summary of Material Accounting Policy Information
Consolidation

On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project ("PSN") and determined that the Company obtained control as a result of its 51% ownership interest ("Soto Norte Transaction" or "PSN Transaction"). The remaining 49% interest in the Soto Norte Project not held by the Company is presented as a non-controlling interest (Note 14).
These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of December 31, 2024 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation	Corporate	Canada	USD
Aris Mining Holdings Corp.	Corporate	Canada	USD
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD
Aris Mining Segovia	Segovia Operations	Colombia	COP
Aris Mining Marmato	Marmato Mine	Colombia	COP
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP
MIC Global Mining Ventures S.L.	Soto Norte Project	Spain	USD
ETK Inc.	Toroparu Project	Guyana	USD
(1)“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Foreign currency translation

a)Functional and presentation currencies
Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company’s principal subsidiaries are disclosed in the table under “Consolidation” above.
b)Transactions and balances
Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and loss in “foreign exchange gain (loss)”.
c)Group companies
The results and financial position of Aris Mining Segovia, Aris Mining Marmato, Minerales Andinos de Occidente, S.A.S, and Minera Croesus S.A.S, which have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
i)assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii)income and expenses for each consolidated statement of income (loss) and cash flows for the periods presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);
iii)components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and
iv)all resulting exchange differences are recognized in other comprehensive income and loss.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.

Business combinations
The Company uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Pre-existing relationships are accounted for separately from the business combination and the amount related to the settlement of a pre-existing relationship is excluded from the consideration transferred. Any gain or loss arising from the settlement of a pre-existing relationship is recognized immediately in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The Company determines whether a business is acquired when the integrated set of assets and activities includes at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs.
The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. A business consists of inputs and processes applied to those inputs that can contribute to the creation of outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous cross ownership in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income (loss).

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods during the measurement period which does not exceed one year from the acquisition date.

Non-Controlling interest
Non-controlling interest represents equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. The non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.
The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The Company elected to measure the non-controlling interest of MDC Industry Holding Company LLC ("Mubadala") in the Soto Norte Project at the date the Company acquired control based on the proportionate share of the entity's recognized net assets (Note 5).
Measurement of previously held interest in an asset acquisition
In an acquisition of assets that does not constitute a business, the previously held interest forms a part of the consideration paid for the assets acquired and liabilities assumed at the time control of the assets and liabilities is obtained. The Company has elected an accounting policy not to remeasure the carrying amount of previously held investments in associates on acquisition of additional interests that do not constitute a business.
Inventories
Mineral inventories are valued at the lower of average production cost based on metal content and Net Realizable Value ("NRV"). The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense.
Materials and supplies inventories are valued at the lower of cost and NRV, where cost is calculated on a weighted average basis. NRV is the estimated selling price less estimated costs to complete and applicable selling expenses.
Financial instruments
Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).
Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.
All financial assets not measured at amortized cost or FVOCI, including derivative financial assets, are measured at FVTPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs.
Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.
Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. The carrying amount of financial liabilities after initial recognition depends on whether they are classified as amortized cost or FVTPL. Financial assets and financial liabilities classified as amortized cost are accounted for subsequent to initial recognition using the effective interest method.
Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.
The Company has assessed the classification and measurement of its financial assets and financial liabilities as follows:

Classification category

Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Cash in trust	Amortized cost
Other long-term receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Soto Norte deferred consideration	Amortized cost
DSU liability	FVTPL
PSU liability	FVTPL
Gold Notes	FVTPL
Warrant liabilities	FVTPL
Embedded derivative asset in Senior Notes	FVTPL
Convertible Debentures	FVTPL
Investments and other assets	FVTPL
Other long-term assets	FVTPL

Fair value hierarchy

The Company classifies financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

With the availability of quoted prices in an active market, the Listed Warrants and DSU liabilities are classified as Level 1 in the fair value hierarchy. The PSU liabilities, Gold Notes, Convertible Debentures, Embedded Derivative and Unlisted Warrants are classified as
Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)

Investments in Joint Arrangements and Associates
The Company conducts a portion of its business through investments in joint arrangements and associates.

Associate	Location	Ownership Interest	Classification and accounting method	Mining properties

Seasif Exploration Inc (“Seasif Exploration“)	Canada	24.3%	Associate; equity method	Meadowbank Project
In a joint arrangement, the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.
In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.
Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to conform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint ventures and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint ventures and associates are not eliminated.
If the investment ceases to be an associate or joint venture, the Company shall discontinue the use of the equity method from the date the Company loses significant influence. Any items previously recognized in other comprehensive income are reclassified to profit and loss on discontinuation of the equity method.
As disclosed in Note 7, the Company accounts for its investment in Seasif Exploration using the equity method. Financial reporting for Seasif Exploration typically occurs after the Company’s financial reporting dates and, as such, the Company uses financial statements of Seasif Exploration reported for the quarter ended three months earlier in recording the Company’s share of profit or loss from Seasif Exploration. Adjustments are made for the effects of any significant events that occur between the date of the financial statements of Seasif Exploration and the date of the Company’s consolidated financial statements.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)

Mining interests, plant and equipment
a)Exploration and evaluation (“E&E”) assets

The Company’s principal exploration and evaluation mining interests is the Toroparu and Juby Project. Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures are capitalized. Exploration and evaluation expenditures include costs which are directly attributable to:

•researching and analyzing existing exploration data;
•conducting geological studies, exploratory drilling and sampling;
•examining and testing extraction and treatment methods;
•completing pre-feasibility and feasibility studies; and
•costs incurred in acquiring mineral rights.

Where a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is first tested for impairment and then the balance is reclassified as a development project in mining interests, plant and equipment.

b)Plant and equipment

Plant and equipment is recorded at cost less accumulated depreciation, amortization and impairment charges, if any. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statements of income (loss) during the financial period in which they are incurred.
The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.
Depletion of capitalized costs related to mineral properties will be charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is not depreciated.
Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over the shorter of the life of mine or their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	4 to 10 years
Buildings and improvements	20 years

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Impairment

Non-financial assets
Assets that are subject to depreciation are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal ("FVLCD") and value in use ("VIU"). For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash-generating units (“CGU”)), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.
An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

E&E assets

An impairment review of exploration and evaluation assets is performed, either individually or at the CGU level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. In identifying indicators of impairment, the Company considers the right to explore, intentions for further exploration, and results of the exploration to date.
To the extent that indicators of impairment are identified, an impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset or CGU's carrying amount exceeds its recoverable amount.

Impairment and reversal of impairment of investments in associates
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. If an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Borrowing costs

The Company does not capitalize borrowing costs related to exploration and evaluation assets. All borrowing costs related to exploration and evaluation assets are recognized as interest and accretion in the consolidated statement of income (loss) in the period in which they are incurred.
Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to development projects. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.
For funds obtained from general borrowing, the amount capitalized will be calculated using a weighted average of rates applicable to the borrowings during the period.
For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings less any investment income earned on the temporary investment of those borrowings. This applies to the financing arrangements with the Marmato Precious Metals Purchase Agreement ("PMPA") and Gold Notes.

Current and deferred income tax

The provision for income tax comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Deferred revenue
Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato Mine, Toroparu and Soto Norte Projects. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up‐front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development is capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.
The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).
Provision for decommissioning
The provision for decommissioning arises from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.
Future remediation costs are determined based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the provision for decommissioning and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploration and newly discovered mineral reserves.
Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Post-retirement benefits – health plan obligations

In connection with the acquisition of the assets of the Segovia Operations, the Company agreed to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in other comprehensive income. Changes in the present value of the obligation due to amendments or changes to the plan are recorded in profit or loss. Payments made in respect of these benefits are disclosed in operating cash flows.
Provisions for other liabilities and charges

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
Revenue recognition

Revenue from the sale of gold, silver and concentrates is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured with reference to market prices, in accordance with the specific contract, between the Company and the customer.

Share-based payments

The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

a)Stock option plan

The Company records equity-settled share-based payments under which the entity receives services from employees and consultants as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.
The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income (loss) with a corresponding adjustment to equity.

b)Deferred share units (“DSUs”)

DSUs are an equity-based instrument under the Company’s long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.
The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.

c)Preferred share units (“PSUs”)

PSUs are an equity-based instrument under the Company’s LTIP for employees. Each PSU represents the right for an employee to receive a cash payment (subject to withholding) when the PSUs have vested and PSU grants have a three-year vesting. PSUs are cash settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares immediately before the last day of the performance period of the shares.
For the 2022 and 2023 grants, vesting is contingent on performance at the end of the three-year performance period and for the 2024 grants, the performance factor is fixed at 100%. For the 2022 and 2023 grants, the performance factor will be based on the cumulative three-year Total Shareholder Return compared to the S&P/TSX Global Gold Index. If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 0% and 200%, depending on whether performance is more than 25% points below index to 50% points above index.

The PSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the PSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other liabilities on the statement of financial position. The PSU liability is remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policy Information (cont.)
New accounting standards issued

IAS 1 – Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under previous IAS 1 requirements, companies classified a liability as current when they did not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.
Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.
There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the year-ended December 31, 2024

	As at December 31, 2023			As at January 1, 2023
	As previously disclosed	Adjustment	Adjusted balances	As previously disclosed	Adjustment	Adjusted balances
Current portion of long-term debt	$36,826	$—	$36,826	$15,525	$13,181	$28,706
Current portion of warrant liabilities	15,625	10,981	26,606	—	21,794	21,794
Long-term debt	341,005	—	341,005	362,909	(13,181)	349,728
Warrant liabilities	10,981	(10,981)	—	21,794	(21,794)	—

New accounting standards issued but not effective

IFRS 18 – Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 Statement of Cash Flows were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 Earnings per Share were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
Page | 18

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

Determination of Control or Significant Influence in the Soto Norte Project

The Soto Norte Transaction resulted in the Company obtaining a 51% interest in the Soto Norte Project. Judgment is required to determine whether the Company controls or has significant influence over the Soto Norte Project, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the Soto Norte Project, and the substantive rights of the shareholders to approve, amongst other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the Soto Norte Project, it had obtained control over Soto Norte as of June 28, 2024.

Asset Acquisition - The Soto Norte Project

The assessment of whether an acquisition of assets and liabilities meets the definition of a business or whether it is an acquisition of assets requires judgment. In this assessment, management considers whether the acquired set of assets and activities consists of inputs and a substantive process and whether these inputs and substantive processes have the ability to contribute to the creation of outputs. Management concluded that the Soto Norte Project did not constitute a business and accounted for the acquisition as an asset acquisition (Note 5).

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.
The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of exploration assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

Page | 19

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
b)Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.
In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.
The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation
Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

Provision for decommissioning
The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation.
Page | 20

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
Fair values of financial liabilities

The Gold Notes and warrants are recorded at FVTPL. Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to a Black-Scholes valuation of the listed warrants.
Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Mining Holdings Corp. ("Aris Holdings"), Aris Mining, Wheaton Precious Metals International Ltd. (“WPMI”), and Mubadala which has been reported as deferred revenue.
Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (Note 12), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.
The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate	IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.
Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.
Life of Mine Production	Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.
Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.
Fair value of assets acquired and liabilities assumed of the Soto Norte Project

Determining the fair value of assets acquired and liabilities assumed in an asset acquisition requires management to make estimates and assumptions, giving consideration to both market and income-based valuation methodologies to determine the fair value of the exploration project to be recognized. In the case of an asset acquisition, the measurement of common shares and contingently issuable common shares paid as consideration for the acquisition is also determined with reference to the fair value of the net assets acquired and liabilities assumed.

Page | 21

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5. Acquisition of Additional Interest in the Soto Norte Project
On June 28, 2024, the Company acquired an additional 31% joint venture interest in the Soto Norte Project from Mubadala, resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project.

The consideration for this acquisition was comprised of:
•15,750,000 common shares issued to Mubadala, and
•6,000,000 common shares issuable to Mubadala upon the receipt of an environmental license for the Soto Norte Project.

The transaction has been accounted for as an asset acquisition, as it did not meet the criteria for a business combination under IFRS 3, Business Combinations. This classification reflects consideration of the concentration test and the early stage of exploration and evaluation of PSN, where significant inputs and processes that constitute a business have not yet been established. As a result, the consideration paid has been allocated to the acquired assets and assumed liabilities based on their relative fair value. Additionally, the Company has capitalized acquisition costs related to the PSN Transaction as part of the total consideration paid.
The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining (Note 13b)	$180,920
Previously held interest in the Soto Norte Project (Note 7)	108,363
Acquisition costs and project funding ⁽¹⁾	6,085
Total consideration paid	$295,368

Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment (Note 8)	4,790
Exploration and evaluation assets (Note 8)	578,110
Accounts payable and accrued liabilities	(2,511)
Reclamation and rehabilitation provision (Note 11)	(1,690)
Deferred revenue (Note 12c)	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368
(1)Acquisition costs and project funding consist of legal and advisory fees associated with the transaction ($1.0 million) and funding advanced by the Company on behalf of Mubadala prior to the close of the transaction ($5.1 million).

The fair values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable and accrued liabilities (each of which is a Level 1 fair value measurement) was determined to approximate their carrying amounts. The Company retained an independent valuation specialist to assist with the determination of the fair value of the mining interests, plant and equipment, and exploration and evaluation assets acquired, with consideration given to both market and income-based valuation methodologies (a Level 3 fair value measurement). The Company estimated the fair value of the Soto Norte Project using a market multiples approach based on comparable public companies that operate in similar jurisdictions and precedent transactions. The fair value of the reclamation and rehabilitation provision was determined using the estimated inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project. The streaming obligation has been recognized at fair value using a discounted cash flow model using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date.

Page | 22

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6.    Inventories

	December 31, 2024	December 31, 2023
Finished goods	$9,295	$7,907
Metal in circuit	573	783
Ore stockpiles	2,563	794
Materials and supplies	33,248	29,380
Total	$45,679	$38,864
During the year ended December 31, 2024, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $295.9 million (2023 - $245.0 million). As at December 31, 2024, materials and supplies are recorded net of an obsolescence provision of $3.8 million (2023 - $2.7 million). Cost of sales includes an obsolescence provision at the Marmato mine for $0.2 million (2023 - $0.7 million) and Segovia mine for $0.9 million (2023 - $0.7 million).
7.     Investments in Associates

	Percentage of ownership	Common shares	December 31, 2024	December 31, 2023
Soto Norte (a)	—%	—	$—	$108,527
Seasif Exploration (previously Western Atlas) (c)	24.3%	29,910,588	180	253
Total			$180	$108,780

The income (loss) from investments in associates during the years ended December 31, 2024 and 2023 comprises:

	Year-ended December 31,
	2024	2023
Soto Norte (a)	$(2,811)	$2,650
Denarius (b)	—	(2,463)
Seasif Exploration (previously Western Atlas) (c)	(73)	(128)
Total	$(2,884)	$59
a)Soto Norte

Prior to June 28, 2024, the Soto Norte Project was accounted for as an investment in associate under the equity method, as the Company had significant influence over the Soto Norte Project. On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project, resulting in the Company obtaining control and consolidating the Soto Norte Project. As a result, the Company ceased equity accounting for its investment and its previously-held interest was reclassified to form part of the consideration paid for the acquisition (Note 5).
The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2022	$100,772
Company’s share of the income from the associate	2,650
Cash contributions to Soto Norte	5,105
Investment in associate as of December 31, 2023	108,527
Company’s share of the loss from the associate	(2,811)
Cash contributions to Soto Norte	2,647
Reclassification of investment (Note 5)	(108,363)
Investment in associate as of December 31, 2024	$—
Page | 23

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
7.    Investments in Associates (cont.)
As part of the acquisition of the Company's initial 20% interest in the Soto Norte Project on April 12, 2022, the Company recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note incurred interest at 7.5% and was amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was repaid on March 21, 2023.

Amount
As at December 31, 2022	$51,504
Interest expense	2,246
Repayment	(50,000)
Interest paid	(3,750)
As at December 31, 2023	$—
Summarized financial information for the Soto Norte Project during the period in which the Company exercised significant influence, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	Year-ended December 31,
	2024	2023
Project expenses	(13,022)	(10,173)
Net (loss) income and comprehensive (loss) income of associate	(14,054)	13,251
Company’s equity share of the net (loss) income and comprehensive (loss) income of associate – 20%	$(2,811)	$2,650
b)Denarius

During the year ended December 31, 2023, the Company's equity investment in Denarius Metals Corp. (“Denarius”) decreased from 31.8% to 17.2% as a result of a rights offering and private placement completed by Denarius. As a result of the reduced ownership percentage subsequent to the private placement, the Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of the private placement and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment of $3.5 million to other financial assets. The loss was calculated as the difference between the fair value (as determined based on the current market price of Denarius) of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.
The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
As of December 31, 2022	$11,960	$409	$12,369
Additions	1,122	—	1,122
Company’s share of the loss from the associate	(783)	—	(783)
Equity share of other comprehensive loss	600	—	600
Loss on dilution	(1,680)	—	(1,680)
Loss on derecognition	(8,142)	—	(8,142)
Reclassification of investment	(3,077)	(409)	(3,486)
Investment in Denarius as at December 31, 2023	$—	$—	$—

Page | 24

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
7.    Investments in Associates (cont.)
During the year-ended December 31, 2023, the Company also subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture pays interest monthly at a rate of 12.0% per annum and also pays quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800. Approval by the shareholders of Denarius is required in order for the Company to convert such amount of Denarius Debentures that would result in the Company's ownership interest in Denarius increasing above 19.9%.
During the year-ended December 31, 2024, Denarius delayed the commencement of the Gold Premium payment by one year and extended the maturity date by one year to October 19, 2029. In addition, the Company received a consent fee equal to two percent, which will be satisfied through the issuance of additional debentures. As a result, the total aggregate principal amount of the Denarius Convertible Debenture as at December 31, 2024 is C$5.1 million.
The Company’s investment in Denarius is carried at $12.6 million at December 31, 2024. During the year ended December 31, 2024, the Company recognized a gain of $2.9 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (year ended December 31, 2023 - $2.7 million).

	Common shares	Warrants	Convertible Debenture	Total
Reclassification of investment	$3,077	$409	$—	$3,486
Purchase of Denarius Debenture	—	—	3,603	3,603
Change in fair value	919	(160)	1,908	2,667
Other financial asset as at December 31, 2023	$3,996	$249	$5,511	$9,756
Change in fair value	895	(98)	2,071	2,868
Other financial asset as at December 31, 2024	$4,891	$151	$7,582	$12,624
c)Seasif Exploration (previously Western Atlas)

As at December 31, 2024, the Company holds a 24.3% equity interest in Seasif Exploration (December 31, 2023 – 25.4%).
The following table summarizes the change in the carrying amount of the Company’s investment in Seasif Exploration:

Amount
As of December 31, 2022	$381
Company’s share of the loss from the associate	(128)
As of December 31, 2023	$253
Company’s share of the loss from the associate	(73)
Investment in Seasif Exploration as of December 31, 2024	$180

Page | 25

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant & Equipment

	Plant and equipment	Construction in progress	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2023	$189,414	$64,342	$427,287	$216,723	$521,200	$1,418,966
Additions	13,534	40,087	49,434	66,696	25,680	195,431
Acquisition of PSN (Note 5)	4,790	—	—	—	578,110	582,900
Disposals	(3,973)	(334)	—	—	—	(4,307)
Transfers	9,142	(26,577)	17,435	—	—	—
Change in decommissioning liability (Note 11)	—	—	763	—	(517)	246
Capitalized interest and accretion	—	—	—	22,577	—	22,577
Exchange difference	(21,156)	(10,224)	(69,023)	(18,550)	(1,978)	(120,931)
Balance at December 31, 2024	$191,751	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2023	$(91,854)	$—	$(204,183)	$—	$(179,476)	$(475,513)
Depreciation	(16,513)	—	(18,291)	—	—	(34,804)
Disposals	1,684	—	—	—	—	1,684
Exchange difference	13,717	—	27,844	—	—	41,561
Balance at December 31, 2024	$(92,966)	$—	$(194,630)	$—	$(179,476)	$(467,072)

Net book value at December 31, 2023	$97,560	$64,342	$223,104	$216,723	$341,724	$943,453
Net book value at December 31, 2024	$98,785	$67,294	$231,266	$287,446	$943,019	$1,627,810

	Plant and equipment	Construction in progress	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2022	$135,579	$46,987	$292,386	$153,540	$503,759	$1,132,251
Additions	19,005	14,450	36,190	30,412	14,969	115,026
Disposals	(1,338)	(599)	—	—	—	(1,937)
Transfers	8,457	(8,457)	—	—	—	—
Change in decommissioning liability (Note 11)	—	—	3,182	—	—	3,182
Capitalized interest	—	—	—	14,550	—	14,550
Exchange difference	27,711	11,961	95,529	18,221	2,472	155,894
Balance at December 31, 2023	$189,414	$64,342	$427,287	$216,723	$521,200	$1,418,966
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2022	$(60,844)	$—	$(142,785)	$—	$(179,476)	$(383,105)
Depreciation	(13,478)	—	(23,034)	—	—	(36,512)
Disposals	668	—	—	—	—	668
Exchange difference	(18,200)	—	(38,364)	—	—	(56,564)
Balance at December 31, 2023	$(91,854)	$—	$(204,183)	$—	$(179,476)	$(475,513)

Net book value at December 31, 2022	$108,649	$13,073	$149,601	$153,540	$324,283	$749,146
Net book value at December 31, 2023	$97,560	$64,342	$223,104	$216,723	$341,724	$943,453

Page | 26

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant & Equipment (cont.)

The capitalized interest is broken down as follows:

	December 31, 2024	December 31, 2023
Capitalized Interest - Gold Notes (Note 10c)	$13,863	$7,484
Capitalized Interest - Deferred Revenue (Note 12a)	8,738	7,818
Capitalized Interest - Other	(24)	(752)
Total	$22,577	$14,550

Plant and equipment as of December 31, 2024 include Right of Use Assets with a net book value of $5.1 million (December 31, 2023 - $4.3 million).

9.    Accounts Payable and Accrued Liabilities

	December 31, 2024	December 31, 2023
Trade payables related to operating, general and administrative expenses	$53,901	$54,536
Trade payables related to capital expenditures	15,796	1,591
Other provisions	3,338	9,312
DSU and PSU Liability (Note 13g,f)	3,214	3,894
Other taxes payable	—	15
Total	$76,249	$69,348
10.     Long-term Debt

	December 31, 2024	December 31, 2023
Senior Notes 2026 (a)	$—	$300,608
Senior Notes 2029 (b)	449,289	—
Gold Notes (c)	66,945	63,310
Convertible Debentures (d)	—	13,913
Total	516,234	377,831
Less: current portion	(22,132)	(36,826)
Non-current portion	$494,102	$341,005
a)Senior Unsecured Notes due 2026 (“Senior Notes 2026”)
On August 9, 2021, the Company issued $300 million principal value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes were denominated in U.S. dollars and bore interest at the rate of 6.875% per annum. Interest was payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.
The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project provided unsecured guarantees for the Senior Notes 2026.
The Senior Notes 2026 included prepayment options that allowed the Company to redeem the notes prior to maturity at different premiums. The discount and transaction costs incurred on issuance of the Senior Notes 2026 totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.9%, including the 6.9% coupon.
On October 31, 2024, the Company used the proceeds from the offering of $450 million of 8.0% Senior Notes due 2029 ("Senior Notes 2029") to redeem the Senior Notes 2026. As a result, the Company recorded a loss on redemption of $11.5 million, which included a make-whole premium of $5.2 million and the remaining unamortized transaction costs from the Senior Notes 2026 of $6.3 million.

Page | 27

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
10.     Long-term Debt (cont.)

Amount
Carrying value of the debt as at December 31, 2022	$298,107
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount	2,501
Carrying value of the debt as at December 31, 2023	$300,608
Interest expense accrued	18,276
Interest expense paid	(26,411)
Accretion of discount (Note 19)	2,010
Loss on settlement	11,463
Redemption of debt	(305,946)
As at December 31, 2024	—
b)Senior Unsecured Notes due 2029 (“Senior Notes 2029”)
On October 31, 2024, the Company issued $450 million principal value of Senior Notes 2029 for net cash proceeds of $441.3 million after transaction costs that mature on October 31, 2029. The Senior Notes are denominated in U.S. dollars and bear interest at a rate of 8.0% per annum. Interest is payable in arrears in equal semi-annual installments on October 31 and April 30 of each year.
Prior to October 31, 2026, the Company may redeem some or all of the Senior Notes 2029 at a price equal to 100.0% of the principal amount of the notes plus a "make-whole" premium of 50 basis points over the treasury yield, plus accrued and unpaid interest.
In addition, prior to October 31, 2026, the Company may, on any one or more occasions, redeem up to 40% of the original aggregate principal amount of the Senior Notes 2029 with the net cash proceeds of one or more equity offerings at a redemption price (expressed as a percentage of the principal amount of the Senior Notes 2029) equal to 108.0% of the aggregate principal amount thereof, plus accrued and unpaid interest.
On or after October 31, 2026, the Company may redeem the notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes 2029) and accrued and unpaid interest on the Senior Notes 2029 up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on October 31 of each of the following years is: 2026: 104.0%, 2027: 102.0%, 2028 and thereafter: 100.0%.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes 2029 on the consolidated balance sheet as a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company's statement of earnings. The debt component was initially recognized at $446.6 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method.
The transaction costs incurred on issuance of the Senior Notes 2029 totaling $8.7 million have been offset against the carrying amount of the notes and are being amortized to net income using the effective interest rate method, resulting in an effective interest rate of 8.476%.

Page | 28

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.     Long-term Debt (cont.)

Amount
Principal amount of Senior Notes issued on October 31, 2024	$450,000
Initial transaction costs	(8,706)
Value allocated to prepayment option	5,335
Carrying value of the debt on issue date	$446,629
Interest expense accrued	6,000
Accretion (Note 19)	235
Carrying value of debt as at December 31, 2024	$452,864

Embedded derivative asset
Value allocated to prepayment option at the issue date	5,335
Change in FVTPL (Note 20)	(1,760)
Carrying value of embedded derivative asset as at December 31, 2024	$3,575

Total carrying value of Senior Notes 2029 as at December 31, 2024	449,289
Less: current portion, represented by accrued interest	(6,000)
Non-current portion as at December 31, 2024	$443,289

c)Gold Notes
The principal value of the Gold Notes as at December 31, 2024 was $43.8 million. The fair value of the Gold Notes was calculated using valuation pricing models as at December 31, 2024. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Fair value of Gold Notes as at December 31, 2022	66,006,346	$67,145
Repayments	(7,388,882)	(7,388)
Change in fair value through profit and loss (Note 20)	—	8,950
Change in fair value through other comprehensive income due to changes in credit risk	—	(5,397)
Fair value of Gold Notes as at December 31, 2023	58,617,464	63,310
Repayments	(14,777,512)	(14,778)
Change in fair value through profit and loss (Note 20)	—	20,275
Change in fair value through other comprehensive income due to changes in credit risk	—	(1,862)
Fair value of Gold Notes as at December 31, 2024	43,839,952	66,945
Less: current portion	(16,132,117)	(16,132)
Non-current portion as at December 31, 2024	27,707,835	$50,813

Page | 29

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
10.     Long-term Debt (cont.)

The key terms of the Gold Notes include:
•The Gold Notes are denominated in units of $1.00.
•The Gold Notes are non-callable, are secured over all assets of Aris Holdings, will be repaid over a seven-year term, and mature on August 26, 2027.
•The Gold Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 12), and senior to all present and future subordinated indebtedness of Aris Holdings.
•The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.
•An amount of physical gold will be set aside monthly by Aris Holdings in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.
•To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:
•If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, Aris Holdings will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.
•The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.
•If the London PM Fix is at or below the $1,400 per ounce floor price, Aris Holdings will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by Aris Holdings.
•Aris Holdings will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.
•The Gold Notes trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U”

Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce as as follows:

	2025	2026	2027	Total
Gold ounces	11,611	11,611	7,213	30,435
Principal repayments	$16,132	$16,255	$11,453	$43,840

Payments made to Gold Note holders are as follows:

	Year-ended December 31,
	2024	2023
Repayments	$14,778	$7,388
Gold premiums	9,975	2,788
Interest payment	3,888	4,696
As part of the Gold Notes Indenture, the Company is required to hold in escrow gold ounces to satisfy the principal repayments. As at December 31, 2024, there were 880 ounces (December 31, 2023 - 880 ounces) of gold held in gold in trust with a carrying value of $1.7 million (December 31, 2023 - $1.7 million).

Page | 30

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.     Long-term Debt (cont.)
d)Convertible Debentures
The convertible debentures matured on April 5, 2024. Of the C$18.0 million total, C$16.2 million in principal value was converted into 3,410,526 common shares, while the remaining C$1.8 million was paid in cash.

	Number of Debentures	Amount
As at December 31, 2022	18,000	$13,182
Change in fair value through profit and loss (Note 20)	—	1,032
Change in FVOCI due to changes in credit risk	—	(301)
As at December 31, 2023	18,000	$13,913
Change in fair value through profit and loss (Note 20)	—	(565)
Change in FVOCI due to changes in credit risk	—	(103)
Conversion of convertible debenture	(16,200)	(11,920)
Repayment of convertible debenture	(1,800)	(1,325)
As at December 31, 2024	—	$—

Prior to their maturity, the Convertible Debentures were a financial liability and were designated as FVTPL. At December 31, 2023, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 42.28%, risk free interest rate of 5.10%, dividend yield of 0%, and credit spread of 12.19%.

11.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation (a)	Environmental fees (b)	Health plan obligations (c)	Total
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Recognized in period	—	—	—	—
Acquisition of PSN (Note 5)	1,690	—	—	1,690
Change in assumptions	226	61	204	491
Settlement of provisions	(599)	(44)	(702)	(1,345)
Accretion expense (Note 19)	957	43	1,171	2,171
Exchange difference	(2,106)	(744)	(1,684)	(4,534)
As at December 31, 2024	$16,152	$4,796	$10,853	$31,801
Less: current portion	(2,325)	(28)	(626)	(2,979)
Non-current portion	$13,827	$4,768	$10,227	$28,822

As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Recognized in period	—	57	—	57
Change in assumptions	3,182	—	215	3,397
Settlement of provisions	(83)	(79)	(618)	(780)
Accretion expense (Note 19)	715	86	1,546	2,347
Exchange difference	2,630	1,117	2,444	6,191
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Less: current portion	(2,194)	(65)	(691)	(2,950)
Non-current portion	$13,790	$5,415	$11,173	$30,378

Page | 31

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.    Provision (cont.)
a)Reclamation and rehabilitation provision
As of December 31, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato mine to be COP 45.7 billion (December 31, 2023 – COP 46.2 billion), equivalent to $10.4 million at the December 31, 2024 exchange rate (December 31, 2023 - $12.1 million).
As of December 31, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 88.3 billion (December 31, 2023 – COP 81.8 billion), equivalent to $20.0 million at the December 31, 2024 exchange rate (December 31, 2023 - $21.4 million).
As of December 31, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project to be COP 40.1 billion, equivalent to $9.1 million at the December 31, 2024 exchange rate.

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2025-2042	2.81%	11.56%
Segovia Operations	2025-2034	3.49%	11.06%
PSN	2025-2068	4.33%	8.60%
b)Environmental fees
The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totaling COP 34.6 billion ($7.8 million), which the Company is disputing. The Company has a provision in the amount of COP 21.1 billion ($4.8 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2023 – COP 20.9 billion equivalent to approximately $5.5 million).
c)Health plan obligations
The health plan obligation of COP 47.9 billion (approximately $10.9 million) is based on an actuarial report prepared as at December 31, 2024 with an inflation rate of 4.8% and a discount rate of 9.0%. The Company is currently paying approximately COP 0.3 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At December 31, 2024, non-current cash in trust includes approximately $2.5 million deposited in a restricted cash account as security against this obligation (December 31, 2023 - $0.9 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position.
No such provisions have been recorded by the Company.

Page | 32

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Deferred Revenue

	December 31, 2024	December 31, 2023
Marmato (a)	$109,369	$64,546
Toroparu (b)	84,000	84,000
PSN (c)	5,010	—
Total	$198,379	$148,546
Less: current portion	(4,354)	(1,163)
Non-current portion	$194,025	$147,383
a)Marmato
As part of the acquisition of Aris Holdings on September 26, 2022, the Company acquired the deferred revenue obligation associated with Aris Holdings' Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $93 million had been received, with the balance ($82 million) receivable during the construction and development of the Marmato Lower Mine.
Pursuant to the terms of the Marmato PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase
100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.
The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Mining Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Mining Holdings. The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion is capitalized to the Marmato Lower Mine (Note 8). The following are the key inputs for the Marmato PMPA contract as of December 31, 2024:

Key inputs in the estimate	December 31, 2024	December 31, 2023
Financing rate	12.50%	12.50%
Gold price	$2,148 - $2,576	$1,724 - $1,939
Silver price	$27.29 - $31.41	$22.71 - $24.33
Remaining construction milestone timelines	2025	2024 - 2025
Life of Mine	2042	2042
A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2022	$60,658
Recognition of revenue on ounces delivered	(3,878)
Cumulative catch-up adjustment	(52)
Accretion (Note 8)	7,818
As at December 31, 2023	$64,546
Receipt of deposit from WPMI	40,016
Recognition of revenue on ounces delivered	(3,709)
Cumulative catch-up adjustment	(222)
Accretion (Note 8)	8,738
As at December 31, 2024	$109,369
Less: current portion	(4,354)
Non-current portion as at December 31, 2024	$105,015
Page | 33

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
12.    Deferred Revenue (cont.)
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. Under the terms of the Toroparu PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totaling $153.5 million.
As of December 31, 2024, the Company has received total deposits of $15.5 million (December 31, 2023 - $15.5 million), as per the terms of the Toroparu PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied.
WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.
In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once Toroparu is in operation as follows:

•Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
•Silver - the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.
c)PSN

As part of the PSN Transaction, Mubadala is also a party to a Precious Metals Purchase Agreement ("PSN PMPA") with MIC Global Mining Ventures S.L.U. ("Joint Venture"). Under the terms of the PSN PMPA, Mubadala will purchase 7.35% of the gold and 100% of the silver production in exchange for deposits totaling $10.0 million. Mubadala will pay 15% of the gold and silver market price which will be deducted from the deposit. The PSN PMPA applies only to incremental production after the first 5.7 million ounces of gold has been produced. If upon expiry or termination of the streaming arrangement, the Joint Venture (of which is 51% owned by the Company) has not delivered enough gold and silver to fully reduce the $10.0 million deposit balance to zero, the Joint Venture is required to pay any remaining deposit balance in cash.
The streaming obligation has been recognized at fair value on acquisition using a discounted cash flow model using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date and has been classified as deferred revenue. The Company recorded deferred revenue of $5.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver delivers to WPMI.
13.    Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
As at December 31, 2024, the Company had 171,034,256 common shares issued and outstanding (December 31, 2023 – 137,569,590 common shares). During the year ended December 31, 2024, the Company issued a total of 2,779,903 common shares for the exercise of stock options (December 31, 2023 – 528,241 common shares), 11,524,237 common shares for the exercise of warrants (December 31, 2023 - 983,688 common shares), and 3,410,526 common shares for the conversion of the convertible debentures (Note 10d).
Page | 34

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
As described in Note 5, the Company issued 15,750,000 common shares to Mubadala and will issue 6,000,000 common shares upon the receipt of an environmental license for PSN. The Company determined the fair value of the issued and contingently issuable shares to be $180.9 million and used the relative fair value method to allocate such amount between the common shares and the contingently issuable shares. The fair value of the contingently issuable shares, which are recognized in contributed surplus, was determined using a Black-Scholes model and applying an estimated probability of issuance. The value ascribed to the 15,750,000 common shares was $152.0 million and the ascribed value to the 6,000,000 contingently issuable common shares was $28.9 million.
c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the period ended December 31, 2024:

	Units	Amount
Listed Warrants – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2022	10,064,255	$9,667
Exercised	(763,103)	(924)
Fair value adjustment (Note 20)	—	6,329
Balance at December 31, 2023	9,301,152	$15,072
Exercised	(8,546,249)	(15,200)
Fair value adjustment (Note 20)	—	128
Expired	(754,903)	—
Balance at December 31, 2024	—	$—
Aris Unlisted Warrants(¹) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2022	1,650,000	588
Fair value adjustment (Note 20)	—	(35)
Balance at December 31, 2023	1,650,000	$553
Exercised	(203,750)	(87)
Fair value adjustment (Note 20)	—	209
Expired	(1,446,250)	(675)
Balance at December 31, 2024	—	$—
Aris Listed Warrants(¹) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2022	29,084,377	11,173
Exercised	(25,000)	(21)
Fair value adjustment (Note 20)	—	(171)
Balance at December 31, 2023	29,059,377	$10,981
Exercised	(2,700)	(2)
Fair value adjustment (Note 20)	—	(2,093)
Balance at December 31, 2024	29,056,677	$8,886
Total share purchase warrant liability at December 31, 2023		$26,606
Total share purchase warrant liability at December 31, 2024		$8,886
(1)Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Page | 35

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Share Capital (cont.)
d)Share Purchase Warrants – equity classified
The following table summarizes the change in the number of issued and outstanding equity classified share purchase warrants during the periods ending December 31, 2024 and December 31, 2023:

	Units	Common shares issuable
As at December 31, 2022	7,224,965	5,019,905
Exercised (1)	(281,500)	(195,586)
Expired	(2,795,090)	(1,942,029)
As at December 31, 2023	4,148,375	2,882,290
Exercised (2)	(3,915,079)	(2,771,550)
Expired	(233,296)	(110,740)
Balance at December 31, 2024	—	—
(1)The exercise price per Gold X Warrant exercised averaged C$2.14.
(2)The exercise price per Gold X warrant exercised averaged C$3.57.
e)Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.
A summary of the change in the stock options outstanding during the periods ended December 31, 2024 and December 31, 2023 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2022	6,713,506	$4.71
Options granted	1,778,931	3.99
Exercised (1)	(528,241)	3.27
Expired or cancelled	(683,076)	5.11
Balance at December 31, 2023	7,281,120	$4.57
Options granted	2,875,700	4.22
Exercised (2)	(2,779,903)	4.03
Expired or cancelled	(821,318)	5.39
Balance at December 31, 2024	6,555,599	$4.55
(1)The weighted average share price at the date stock options were exercised was C$4.10.
(2)The weighted average share price at the date stock options were exercised was C$5.47.

Page | 36

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended December 31, 2024 and December 31, 2023, using the Black-Scholes option pricing model, is as follows:

	12-Jan-2023	12-May-2023	2-Oct-2023	31-Jan-2024	1-Jul-2024	14-Nov-2024
Total options issued	1,691,964	26,815	60,152	2,525,561	343,443	6,696
Market price of shares at grant date	$4.03	$3.40	$3.09	$4.09	$5.17	$5.59
Exercise price	$4.03	$3.40	$3.09	$4.09	$5.17	$5.59
Dividends expected	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility	58.36%	55.47%	46.95%	44.42%	45.75%	47.36%
Risk-free interest rate	3.67%	3.50%	4.64%	3.82%	3.83%	3.14%
Expected life of options	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)	2 years (1)
(1)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.
The table below summarizes information about the stock options outstanding and the common shares issuable as at December 31, 2024:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
01-Mar-25	632,500	632,500	0.17	4.00
23-Mar-25	324,815	324,815	0.23	3.80
01-Apr-25	135,000	135,000	0.25	4.05
26-Jun-25	5,000	5,000	0.49	5.00
02-Jul-25	50,000	50,000	0.50	6.88
12-Jan-26	1,161,491	534,925	1.04	4.03
01-Apr-26	703,000	703,000	1.25	6.04
12-May-26	13,408	-	1.37	3.40
02-Oct-26	60,152	30,076	1.75	3.09
26-Jan-27	90,000	90,000	2.07	5.45
31-Jan-27	2,306,094	—	2.09	4.09
01-Apr-27	724,000	724,000	2.25	5.84
01-Jul-27	343,443	—	2.50	5.17
14-Nov-27	6,696	—	2.87	5.59
Balance at December 31, 2024	6,555,599	3,229,316	1.52	$4.55
f)DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended December 31, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	333,818	$826
Granted and vested during the period	241,223	649
Change in fair value	—	428
Balance at December 31, 2023	575,041	$1,903
Granted and vested during the period	167,571	631
Paid	(259,691)	(956)
Change in fair value	—	114
Balance at December 31, 2024	482,921	$1,692
Page | 37

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Share Capital (cont.)
The DSU liability at December 31, 2024 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$4.92 ($3.42) (December 31, 2023 - C$4.43 ($3.35)) per share.
g)PSUs
A summary of changes to the PSU liability during the period ended December 31, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	706,286	$292
Unvested PSUs recognized in the period	796,758	1,178
Vested PSUs recognized in the period	—	29
Paid	(30,325)	(47)
Change in fair value	—	1,352
Balance at December 31, 2023	1,472,719	$2,804
Unvested PSUs recognized in the period	1,035,489	1,861
Expired/cancelled	(190,888)	—
Paid	(489,098)	(1,289)
Change in fair value	—	374
Balance at December 31, 2024	1,828,222	$3,750
Less: current portion	—	(1,520)
Non-current portion as at December 31, 2024		$2,230

h)Share-based compensation expense

	Year-ended December 31,
	2024	2023
Stock-option expense	$2,285	$1,475
DSU expense	745	1,077
PSU expense	2,235	2,559
Total	$5,265	$5,111
i)Earnings (loss) per share

	Year-ended December 31, 2024			Year-ended December 31, 2023
	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share
Basic EPS	157,727,394	$24,582	$0.16	136,735,317	$11,419	$0.08
Effect of dilutive stock-options	487,022	—		5,717	—
Effect of dilutive warrants	476,863	(2,093)		321,471	—

Diluted EPS	158,691,279	$22,489	$0.14	137,062,505	$11,419	$0.08
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
Page | 38

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
The following table lists the number of warrants, stock options and Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

	Year-ended December 31,
	2024	2023
Stock options	1,477,000	6,893,305
Convertible Debenture	—	3,789,474
Warrants	—	43,224,654
14.    Non-Controlling Interest
On June 28, 2024, the Company acquired an additional 31% interest in PSN from Mubadala, resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project (Note 5). The remaining 49% interest in the Soto Norte Project not held by the Company is presented as non-controlling interest. Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
The following table summarizes the financial information for PSN shown on a 100% basis, except where stated:

December 31, 2024
Current assets	$1,502
Non-current assets	590,602
Total assets	592,104
Current liabilities	4,947
Non-current liabilities	6,471
Total liabilities	11,418

Net assets	580,686
Non-controlling interest percentage	49%
Non-controlling interest	$284,536

Year-ended December 31, 2024
Revenue	$—
Project expenses	(2,634)
Total net loss	(2,634)

Non-controlling interest percentage	49%
Non-controlling interest	$(1,291)

Year-ended December 31, 2024
Cash flows from:
Operating activities	34
Investing activities	(8,121)
Financing activities ⁽¹⁾	4,167
(1)Financing activities includes $2.0 million in non-reciprocal contributions made by the Company to the Soto Norte Project.
Page | 39

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
15.    Income Taxes
A reconciliation between income tax expense and the product of the accounting net (loss) income before income taxes multiplied by the Company's domestic federal and provincial combined tax rate is provided below:

	Year ended December 31,
	2024	2023
Income before income taxes	$79,330	$58,826
Canadian statutory income tax rate	27.0%	27.0%
Income tax expense at statutory rate	21,419	15,883
Increase (decrease) in income tax provision resulting from:
Differences in tax rates in foreign jurisdictions	13,316	11,461
Other non-deductible expenses	6,740	7,953
Non-taxable (gain) loss on financial instruments	34	1,709
Increase in unrecorded deferred tax asset	12,965	14,918
Share-based compensation	617	—
Tax impact of future tax rate differences	—	(576)
Change in estimates	(68)	(2,799)
Other	1,016	(1,142)
Income tax expense	$56,039	$47,407
Current income tax expense	$53,577	$49,226
Deferred income tax recovery	2,462	(1,819)
Income tax expense	$56,039	$47,407
A summary of the components of the recognized net deferred income tax assets (liabilities) is as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets
Non-capital losses	$1,686	$3,137
Provisions	1,827	5,663
Other	5,029	2,168
Deferred tax liabilities
Mining interests, plant and equipment	(62,635)	(70,387)
Other	(918)	(945)
Total deferred tax liability	$(55,011)	$(60,364)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.
A summary of the movement in net deferred tax liability is as follows:

	Year-ended December 31,
	2024	2023
Balance at the beginning of the year	$60,364	$48,255
Recognized in net loss	2,463	(1,819)
Recognized in other comprehensive income (loss) - foreign currency translation adjustment	(7,310)	15,338
Recognized in other comprehensive income (loss) - tax effect on Gold Notes	(506)	(1,410)
Balance at the end of the year	$55,011	$60,364

Page | 40

Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

15.    Income Taxes (cont.)
The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31, 2024	December 31, 2023
Non-capital losses	$230,417	$149,927
Financing fees	9,838	5,747
Gold-linked notes	5,005	—
Other	59,741	28,592
Total	$305,001	$184,266

At December 31, 2024 the Company has the following non-capital loss carry-forwards:.

•Canada: $168.6 million (December 31, 2023 - $151.4 million), expiry between 2025 and 2044.
•Colombia: $56.1 million (December 31, 2023 - $3.0 million), of which $40.1 million have an expiry between 2025 and 2036, and $16.1 million have no expiry.
•Guyana: $71.0 million (December 31, 2023 - $71.0 million), no expiry, and
•Switzerland: $6.6 million (December 31, 2023 - $6.3 million), expiry between 2025 and 2031.
16.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.
The Senior Notes 2029 are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds which indicate a fair value of $447.2 million (carrying amount - $452.9 million).
Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	December 31, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 10c)	$—	$66,945	$—	$63,310
Warrant liabilities (Note 13c)	8,886	—	26,053	553
DSU and PSU liabilities (Note 13g,f)	1,692	3,750	1,903	2,804
Investments and other assets (Note 7b)	5,050	7,579	4,254	5,505
Convertible Debentures (Note 10d)	—	—	—	13,913
Total	$15,628	$78,274	$32,210	$86,085

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
16.    Financial Risk Management (cont.)
At December 31, 2024, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	December 31, 2024	December 31, 2023
Trade	$2,535	$3,505
VAT receivable	42,013	40,045
Tax recoverable	1,928	4,503
Other, net of allowance for doubtful accounts	791	1,386
Total	$47,267	$49,439
The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s filing process. As at December 31, 2024, the Company expects to recover the outstanding amount of current VAT receivable in the next 12 months.
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.

c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2024. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at December 31, 2024 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$94,517	$—	$—	$—	$94,517
Reclamation and closure costs	2,346	1,329	7,086	18,428	29,189
Lease payments	1,857	1,374	887	1,667	5,785
Gold Notes	34,187	59,494	—	—	93,681
Senior unsecured notes	36,000	108,000	486,000	—	630,000
Other contractual commitments ⁽¹⁾	7,204	—	—	—	7,204
Total	$176,111	$170,197	$493,973	$20,095	$860,376
(1)Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at December 31, 2024.
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the PMPA with Mubadala.

d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).
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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

16.    Financial Risk Management (cont.)
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2024 and 2023, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of December 31, 2024 and December 31, 2023, as well as the effect on earnings and other comprehensive earnings of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2024	Impact of a 10% Change	December 31, 2023	Impact of a 10% Change
Canadian Dollars (C$)	(5,586)	(509)	(15,664)	(1,425)
Colombian Peso (COP)	(14,686)	(1,336)	11,301	1,027
Guyanese Dollar (GYD)	23	2	100	9
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 10c). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at December 31, 2024, the Company had no outstanding commodity hedging contracts in place.
17.    Revenue

	Year-ended December 31,
	2024	2023
Gold in dore	$499,318	$433,987
Silver in dore	6,471	5,115
Metals In concentrate	4,815	8,572
Total	$510,604	$447,674
18.    Cost of Sales

	Year-ended December 31,
	2024	2023
Production costs	$295,866	$245,021
Royalties	18,893	16,745
Total	$314,759	$261,766

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

19.    Finance Costs

	Year-ended December 31,
	2024	2023
Interest expense	$24,406	$23,955
Financing fees (income)	—	(76)
Accretion of Senior Notes (Note 10a,b)	2,245	2,501
Loss on extinguishment of Senior Notes 2026 (Note 10a)	11,463	—
Accretion of lease obligations	672	429
Accretion of provisions (Note 11)	2,171	2,347
Total	$40,957	$29,156
20. Gain (loss) on Financial Instruments

	Year-ended December 31,
	2024	2023
Financial Assets
Denarius common shares (Note 7b)	$895	$2,662
Denarius convertible debenture (Note 7b)	2,071	—
Denarius warrants (Note 7b)	(98)	—
Embedded derivative asset in Senior Notes 2029 (Note 10b)	(1,760)	—
Other gain (loss) on financial instruments	4	(1)
	1,112	2,661
Financial Liabilities
Gold Notes (Note 10c)	(20,275)	(8,950)
Convertible Debentures (Note 10d)	565	(1,032)
Unlisted Warrants (Note 13c)	466	401
Listed Warrants (Note 13c)	1,965	(6,158)
	(17,279)	(15,739)
Total	$(16,167)	$(13,078)
21.    Changes in Non-Cash Operating Working Capital Items

	Year-ended December 31,
	2024	2023
Accounts receivable and other (excluding VAT receivable)	$2,552	$12,061
VAT Receivable	(9,958)	(4,916)
Inventories	(14,341)	(6,079)
Prepaid expenses and deposits	584	(1,310)
Accounts payable and accrued liabilities	2,443	(7,675)
Total	$(18,720)	$(7,919)

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
22.    Related Party Transactions
Key management personnel compensation

	Year-ended December 31,
	2024	2023
Short-term employee benefits	$7,206	$4,020
Termination benefits	1,394	—
Share-based compensation	2,867	3,044
Total	$11,467	$7,064

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

23. Capital Management

The Company’s objectives when managing capital are to safeguard the entity’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of financing. In the management of capital, the Company includes the components of equity, and loan facilities, net of cash. Capital, as defined above, is summarized in the following table:

	Year-ended December 31,
	2024	2023
Equity	$798,571	$624,655
Long-term debt	516,234	377,831
	1,314,805	1,002,486
Less: Cash	(252,535)	(194,622)
	$1,062,270	$807,864
The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

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Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
24. Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and other corporate entities as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Year-ended December 31, 2024
Revenue	$455,078	$55,526	$—	$—	$—	$510,604
Cost of sales	(254,879)	(59,880)	—	—	—	(314,759)
Depreciation and depletion	(30,501)	(3,037)	—	—	(612)	(34,150)
Social Contributions	(12,766)	(1,667)	—	—	—	(14,433)
Income from Mining Operations	156,932	(9,058)	—	—	(612)	147,262
Gain loss on Financial Instruments	—	—	—	—	(16,167)	(16,167)
Interest and accretion	(2,264)	(251)	(51)	(127)	(38,264)	(40,957)
Income taxes	(56,348)	83	—	(277)	503	(56,039)
Segment net income (loss)(1)	111,562	(5,518)	—	(4,102)	(78,651)	23,291
Capital expenditures	87,935	82,512	10,262	8,121	2,294	191,124
Year-ended December 31, 2023
Revenue	$403,105	$44,569	$—	$—	$—	$447,674
Cost of sales	(214,169)	(47,597)	—	—	—	(261,766)
Depreciation and depletion	(31,928)	(2,493)	—	—	(523)	(34,944)
Social Contributions	(9,573)	(584)	—	—	—	(10,157)
Income from Mining Operations	147,435	(6,105)	—	—	(523)	140,807
Gain loss on Financial Instruments	—	—	—	—	(13,078)	(13,078)
Interest and accretion	(2,515)	—	(117)	—	(26,524)	(29,156)
Income taxes	(50,659)	291	—	—	2,961	(47,407)
Segment net income (loss)(1)	77,188	(3,263)	—	2,650	(65,156)	11,419
Capital expenditures	55,958	41,705	15,173	—	253	113,089
As at December 31, 2024
Total assets	$338,570	$436,730	$355,865	$592,104	$271,235	$1,994,504
Total liabilities	(98,826)	(179,178)	(84,761)	(11,416)	(537,216)	(911,397)
As at December 31, 2023
Total assets	$311,680	$367,188	$348,397	$108,527	$217,079	$1,352,871
Total liabilities	(90,953)	(133,061)	(86,174)	—	(418,028)	(728,216)
(1)Included in segment net income (loss) are total employee benefits costs of $65.5 million (2023 - $61.2 million).
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